Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com

June 5, 2012

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-11/A
Filed April 18, 2012
File No. 333-177262

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated May 8, 2012, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 5 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed four redlined copies of the Registration Statement for your review.

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

•

If you elect to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

The Issuer acknowledges the comment and has revised the Registration Statement (1) to describe how and when a company may lose emerging growth company status, (2) to provide a brief description of the various exemptions available to it, and (3) to provide its election under Section 107(b) of the Act. This information is now included on the cover page and page 10 of the prospectus contained in the Amendment.

Overview, page 1

2.

We note your disclosure that Jon S. Wheeler, when combined with his affiliates, is now your largest stockholder. Please tell us what transactions occurred since your last amendment to increase Mr. Wheeler’s share ownership.

The Issuer acknowledges the comment and explains that Mr. Wheeler was previously expected to be the Issuer’s second largest stockholder because it was assumed that all Prior Investors (as defined in the Amendment) would elect to receive common units in the formation transactions instead of cash. This would have made Argosy Real Estate VI, LP the Issuer’s largest shareholder, assuming the exchange of all common units for common stock. The Issuer now anticipates that Argosy Real Estate VI, LP will elect to receive a certain amount of cash in lieu of common units, making Mr. Wheeler the Issuer’s largest stockholder, assuming the exchange of all common units for common stock.

3.

We have reviewed your response to comment 1. We note that the voting agreement you have provided us is limited only to the formation transactions, and does not continue in perpetuity. As such, this agreement does not provide sufficient evidence that common control exists. To the extent that Mr. Wheeler and Mr. Perrine enter into a written agreement whereby Mr. Wheeler gains control of Plume Street Financial or Mr. Wheeler acquires a controlling interest from Mr. Perrine in exchange for consideration, a change of control, and thus a business combination, will have occurred, and the assets and liabilities of Plume Street Financial will need to be recorded at fair value in accordance with ASC 805. Please revise your pro forma financial statements to account for the acquisitions of the entities 50% owned and managed by Mr. Wheeler through his interest in Plume Street Financial as business combinations accounted for at fair value, and revise your combined financial statements to exclude these entities, and present separate historical financial statements for those entities.

In response to the Staff’s comment, the Issuer has revised its pro forma financial statements to account for the acquisitions of the entities 50% owned and managed by Mr. Wheeler through his interest in Plume Street Financial as business combinations accounted for at fair value. In addition, the Issuer has revised its combined financial statements to exclude these entities and presented separate historical financial statements for such entities.

Distribution Policy, page 40

4.

We have reviewed your response to comment 3, and your revised footnote (7). For purposes of this calculation, we do not believe it is appropriate, given the variability and unanticipated nature of some expense items, to adjust your historical operating and administrative costs as you’ve proposed. Please revise your calculation of estimated cash available for distribution in your next amendment to eliminate these expense adjustments.

The Issuer acknowledges the comment and has revised the estimated cash available for distribution to eliminate adjustment to historical operating and administrative costs with the exception of the non-cash provision for credit losses.

5.

We have reviewed your response to comment 4, and your revised footnote (8), and we reissue our prior comment. Given the variability in capital expenditures and tenant improvements, as well as the potential for future acquisitions, we do not believe it would be appropriate for you to assume that significant renovations will not occur in the next 12 months. Please revise your calculation in your next amendment to include either your three-year historical average capital and tenant improvements, as shown on your statements of cash flows, or the amount you anticipate spending over the 12 month period, whichever is greater.

The Issuer acknowledges the comment and has revised the capital and tenant improvement table so it uses the amounts reflected in its statement of cash flows as the basis for its three year average calculation. However, the Issuer adjusted the 2009 capital and tenant improvement amounts reflected in the statement of cash flows for expenditures specifically related to the Walnut Hill Plaza acquisition. The Issuer incurred renovation and major repair expense totaling approximately $1.2 million specifically related to acquiring the property. The need for these expenditures was indentified and planned for as part of the due diligence process performed prior to acquiring the property in 2007, resulting in a deeply discounted initial acquisition price of approximately $35 per square foot that generally represented the value of the land. Accordingly, the Issuer does not consider them recurring capital improvements since they related to this specific property acquisition, were contemplated as part of the acquisition process and were factored into discounted initial acquisition price.

Thank you in advance for your assistance in reviewing this response to the Registration Statement on Form S-11/A.

Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg